March 6, 2012

Via Edgar

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated February 22, 2012 (the “Comment Letter”) to (i) the Form 10-K for the fiscal year ended January 29, 2011, filed March 31, 2011 (the “fiscal 2010 Form 10-K”), of Pacific Sunwear of California, Inc., File No. 000-21296 (the “Company”), and (ii) the Company’s response letter dated January 30, 2012 (the “Response Letter”)

Dear Ms. Jenkins:

The Company has reviewed the Comment Letter and its responses to the comments therein are set forth below. The Company’s responses are keyed to the comment numbers in the Comment Letter. Additionally, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Comment No. 1

Form 10-K for the Fiscal Year Ended January 29, 2011

Critical Accounting Policies, page 19

Evaluation of Long-Lived Assets, page 20

We note your response to prior comment one and your proposed revised disclosure. Considering at January 29, 2011 you had tested approximately 26% of your stores for impairment, please ensure your revised disclosure also addresses the following:

•

The reasons for the increasing trend in the number of stores you tested for asset impairment year over year. In this regard, the number of stores tested for impairment increased almost 6% from 214 to 226 during 2010; and

•

For the stores that you have continually assessed each quarter for impairment, disclose the total amount of remaining assets at these stores and how you determined those assets are recoverable. In this regard, you had nine stores you tested for impairment at October 29, 2011 that had also been tested at January 29, 2011.

We will comply with the Staff’s comment in our future filings, commencing with our fiscal 2011 Form 10-K, by disclosing the reasons for any increasing trends in the number of stores tested for impairment and by disclosing the total amount of remaining assets for stores continually assessed each quarter for impairment. We will also disclose how we determined those assets are recoverable.

Comment No. 2

Fiscal 2010 Compared to Fiscal 2009, page 22

Gross Margin, Page 22

We note from your response to prior comment three which indicates that “the changes in initial markups as a percentage of net sales and markdowns as a percentage of net sales were only approximately one percent year-over-year.” Although the percentage change based on percentage of sales may not be material, the overall absolute dollar decreases in merchandise margins appear to be significant. In this regard, you disclose that merchandise margins decreased from $494 million to $434 million during 2010 which is approximately a 12% decrease in absolute dollars. You further state that this change is a result of a decrease in initial mark ups and an increase in markdowns. As previously requested, please quantify the amount of mark ups and mark downs, the reasons for the year over year changes, how you are accounting for these mark ups and mark downs, their impact on your inventory balance and whether you expect these trends to continue impacting margins.

The Company would like to clarify that when we use the term “initial mark-ups” in our disclosure, we are referring only to the original mark-up of our merchandise at the time of purchase from our vendors. Historically, the Company has not subsequently “marked-up” the value of its merchandise inventories beyond that initial mark-up. The Company does, however, record mark-downs as needed in order to properly state its inventories at the lower of average cost or market.

As disclosed in the fiscal 2010 Form 10-K, merchandise margins decreased $60 million from $494 million in fiscal 2009 to $434 million in fiscal 2010. The components of this decrease were as follows:

$Millions	Attributable to
$(44)	Decline in comparable store net sales in fiscal 2010 compared to fiscal 2009.

(11)	Decrease in merchandise margin due to a decrease in initial mark-ups ($5 million) and an increase in mark-downs ($6 million) in fiscal 2010 as compared to fiscal 2009.

(5)	Store closures in fiscal 2010.

$(60)	Total

Generally, initial mark-ups and mark-downs vary year to year depending on various factors, such as macroeconomic conditions, projected sell-through rates and related promotional activities required to maximize sales and clear merchandise. The decrease in initial mark-ups and increase in mark-downs in fiscal 2010 as compared to 2009 was mainly attributable to a decline in comparable store net sales year-over-year. To the extent these trends continue in the future and are material, we will disclose these amounts and related trends in our future filings, commencing with our fiscal 2011 Form 10-K.

Comment No. 3

Liquidity and Capital Resources, page 26

Operating Cash Flows, page 27

We note your response to prior comment five which discusses the reasons for the increase in your inventory balance during 2010. Please provide draft disclosure to be included in future filings that include the information provided in your response. Considering the change in strategic direction which has impacted your inventory balance and the significant impact inventory has had on your cash flows, please consider disclosing inventory turn ratios with a narrative discussing the reasons for any significant changes period over period.

As we noted in the Response Letter, the primary reason for the increases in our inventory balances from fiscal 2009 to fiscal 2010 was the Company’s strategic decision to re-emphasize footwear merchandise. Commencing with our fiscal 2011 Form 10-K, we will comply with the Staff’s comment by expanding our disclosure of cash flows from operating activities to include a discussion of the changes in our inventory balance and the reasons that drove those changes.

The following is draft disclosure to be included in future filings, commencing with our fiscal 2011 Form 10-K as applicable:

“Net cash used in operating activities for fiscal 2010 was $41 million. We used $21 million of cash in operations (net of non-cash charges), before changes in operating assets and liabilities. In addition, operating cash flows decreased $20 million from changes in operating assets and liabilities primarily due to the amortization of deferred lease incentives of $11 million and increases in merchandise inventories of $4 million (net of accounts payable). The increase in merchandise inventories was due to an increase in non-apparel merchandise, primarily footwear and accessories. During fiscal 2010, the Company made the strategic decision to re-emphasize footwear sales, which resulted in an increase in inventory in these categories year-over-year. Non-apparel inventory (primarily footwear) increased to 18% of total inventory as of the end of fiscal 2010 from 14% of total inventory as of the end of fiscal 2009. Additionally, operating cash flows decreased $5 million primarily due to a decrease in other liabilities.”

In future filings, commencing with our fiscal 2011 Form 10-K, the Company will consider disclosing inventory turn ratios to appropriately disclose the impact of changes in inventory levels on our cash flows.

If you have any further comments on the Company’s filings or any questions regarding the Company’s responses to the Comment Letter, please feel free to contact the undersigned at (714) 414-4667.

Very truly yours,

/s/ Craig E. Gosselin
Craig E. Gosselin
SVP, General Counsel and Human Resources

cc:	Michael Kaplan

Chris Tedford

Alison Ressler, Esq.

Greg Palme